Paloma Acquisition Corp I

535 Fifth Avenue, 4th Floor

New York, NY 10017

February 17, 2026

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan

RE:	Paloma Acquisition Corp I (the “Company”)
Registration Statement on Form S-1
(File No. 333-293083) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 18, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

PALOMA ACQUISITION CORP I

By:	/s/ Anna Nahajki-Staples
Name:	Anna Nahajski-Staples
Title:	Chief Executive Officer